I, **William Murray**, do hereby certify I am one of the qualified persons (QP) of this Updated Technical Report on the **NorthMet Deposit**, dated 12 October 2012; and hereby make the following statements:

- I am President of Optimum Project Services Ltd, with a business address at 6640 Gibbons Drive, Richmond, British Columbia.
- I am a graduate of Strathclyde University, Glasgow, Scotland with a B Sc. Degree in Electrical Engineering , 1971
- I am a registered Professional Engineer in the Province of British Columbia and a member in good standing of the Chartered Engineers of the United Kingdom .
- I have practiced my profession in the mining industry continuously since graduation.
- I have read the definition of "qualified person" set out in National Instrument 43-101 (NI 43-101) and certify that, by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purpose of NI 43-101.
- Over a 40 year career, I have been involved at progressive stages of seniority in the evaluation and building of projects around the world in coal; iron; base metals and gold. My initial jobs with Anglo American of South Africa allowed exposure to all aspects of mine development including resource estimates; mine planning; process development; design engineering; and cost estimates. My work in recent years has also included economic valuations and market related aspects of mine development.
- I conducted the initial evaluation of the NorthMet project in the Fall of 2003, have been to site numerous times and deeply involved in its development ever since.
- I have been directly involved in and able to attest to the broad project description and execution plan; specific land deals, market and off-take; capital and operating costs and economic analyses as described in sections 1; 4; and 18 thro 22 in this 43-101 document.
- As of the date of this Certificate, to the best of my knowledge, information, and belief, this technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.
- I am not independent of the Issuer (PolyMet Mining Inc. (PolyMet)) as defined by Section 1.5 of the Instrument.
- I have read NI 43-101 and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.

Signed and dated this 25th day of October 2012, at Richmond, B.C.

William Murray P.Eng.